February 29, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rito Group Corp.

Form S-1/A

Filed January 21, 2016

File No. 333-206319

To the men and women of the SEC:

On behalf of Rito Group Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 8, 2016 addressed to Mr. Choi, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on January 21, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and related disclosures to account for the six months ended December 31, 2015.

SEC Comment(s) /Analysis

Report of Independent Registered Public Accounting Firm, page F-2

1. We have reviewed your response to comment 1. We are aware of a Form 8-K filed by Moxian Corp. on October 5, 2012, which states that Messrs. Lee and Loke founded Weld Asia together in 2001. Furthermore, it is our understanding that the Weld Asia Associates website up to very recently showed that Messrs. Lee and Loke were founding members and current partners or principals of the firm. As such, we are still not clear why you believe your auditor is independent under Rule 2-01(c)(2)(i) of Regulation S-X. Please explain in detail when and if any of Messrs. Lee and Loke interests in Weld Asia were disposed of and the details of those transactions including timing.

Company Response:

The Form 8-K that was filed by Moxian Corporation on October 5, 2012 does in fact state that Messrs. Lee and Loke founded Weld Asia together in 2001, however, it is very important to note that Weld Asia Associates, our PCAOB auditor is a completely separate firm (company) from Weld Asia, of which Messrs. Lee and Loke were previously affiliated with.

Messrs. Lee and Loke were not and never were founding members, current partners, principals, shareholders, or professional employees of Weld Asia Associates, our PCAOB auditor. After consultation with Messrs. Lee and Loke we believe the SEC to be mistaken that either gentleman has ever been listed as a founding member, partner, or employee on the website of Weld Asia Associates, our PCAOB auditor.

As previously noted we believe there is a misunderstanding as to the fact that Weld Asia and Weld Asia Associates are two separate firms, incorporated in two different nations, with completely no affiliation with one another. As denoted previously Messrs. Lee and Loke have no affiliation in any capacity with Weld Asia Associates.

In conclusion, we believe that Weld Asia Associates, our current accounting firm is independent based on the above analysis.

Note 1. Description of Business and Organization, page F-7

2. We have reviewed your response to comment 2. Please explain to us how Mr. Or Ka Ming obtained 100% control of Sino Union International Limited (Sino) a second time after the May 4, 2015 transaction with Ms. Cheung Yuet Wah in which she obtained 75% control of Sino. Additionally, please help us understand the business purpose of the May 4, 2015 share exchange and the May 14, 2015 share transfer transactions stated in your response. Please be detailed in your response setting forth the series of transaction step-by-step and related accounting.

Company Response:

On May 4, 2015, Mr. Or Ka Ming, the sole shareholder of Sino Union International Limited (Sino), and Ms. Cheung Yuet Wah, the sole shareholder of Rito International Enterprises Company Limited (Rito International) entered into a share exchange agreement. Per the share exchange agreement, Sino acquired all the outstanding shares of Rito International, including all of the assets of Rito International, in exchange for the issuance of three new shares of common stock of Sino to Ms. Cheung Yuet Wah.

As a result of the above exchange, Sino acquired 100% of Rito International, including all assets of Rito International and Ms. Cheung was issued 3 shares of common stock of Sino.

Ms. Cheung obtained the majority control of Sino after the share exchange transaction above. The business purpose of the transaction was to reverse takeover the Anguilla Company “Sino.”

*After the above transaction, Mr Or. became the owner of 25% of Sino, while Ms. Cheung became the owner of 75% of Sino. At this point in time the total outstanding shares of Sino was 4 shares of common stock of which Mr. Or. held 1 share and Ms. Cheung held 3 shares.

Rito International was deemed as the accounting acquirer and Sino Union was deemed as the accounting acquiree following the above transaction.

On May 6, 2015, Sino allotted shares to the existing shareholders, Mr. Or and Ms. Cheung. The capital structure (percentages of ownership among and between Mr. Or and Ms. Cheung) remained unchanged after the share allotment. The business purpose of this transaction was to capitalize the directors' loan. The liabilities decreased while the equities increased.

On May 14, 2015, Mr. Or and Ms. Cheung entered into a share transfer agreement. Ms. Cheung transferred all of her outstanding shares of Sino to Mr. Or. As a result Mr. Or obtained 100% control of Sino after the share transfer. The shares were gifted per the share transfer. No accounting was involved. In regards to this transaction the intent was to change control back to Mr. Or exclusively.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 29, 2016

/s/ Choi Tak Yin Addy

Choi Tak Yin Addy

Chief Executive Officer